Exhibit 99.1

For Immediate Release

Contact:
WSP Holdings Limited	CCG Elite Investor Relations, Inc.

Mr. Thi Yip Kok, Chief Financial Officer	Mr. Crocker Coulson, President
Phone: 86-510-8536-0401	Phone: +1-646-213-1915 (New York)
Email: info@wsphl.com	Email: crocker.coulson@ccgir.com

WSP Holdings Appoints New Independent Director

Wuxi, China, January 25, 2008 - WSP Holdings Limited (NYSE: WH) (“WSP Holdings” or the “Company”), a leading Chinese manufacturer of seamless casing, tubing and drill pipes used in oil and natural gas exploration, drilling and extraction (“Oil Country Tubular Goods” or “OCTG”), today announced that Mr. Anthony J. Walton has accepted the appointment as an independent director of its board of directors. Mr. Walton will also serve on the Company’s Nominating and Corporate Governance Committee.

Mr. Walton has been the Vice Chairman, Americas, for Standard Chartered Bank since 2005. He was a Partner at McFarland Dewey & Company, LLC, a private investment banking firm in New York, from 1998 to 2004, and served as President of Armstrong Holdings Corp., a private investment company and corporate finance advisory firm, from 1994 to 1998. He worked at Westpac Banking Corporation from 1983 to 1993 as a Director and Chief General Manager of the Americas and Europe Group, and Executive Vice President and General Manager of the Americas Division. Mr. Walton held different executive positions at Chase Manhattan Bank, N.A. from 1968 to 1983. Mr. Walton received a BA from Haverford College and a MBA in International Finance from the Wharton Graduate School of Finance at the University of Pennsylvania.

“We are delighted and honored by Mr. Walton joining our board of directors. We value the experience and credentials he brings to the Company and look forward to working with him on our board,” said Mr. Longhua Piao, WSP Holdings’ Chairman and Chief Executive Officer. “We believe Mr. Walton’s active participation on our board as an independent director will enhance its ability to guide the activities of WSP Holdings.”

About WSP Holdings Limited

WSP Holdings, through its Chinese subsidiary WSP China, develops and manufactures seamless OCTG, including seamless casing, tubing and drill pipes used for on-shore and off-shore oil and gas exploration, drilling and extraction. Since the establishment of WSP China in 1999, the Company offers a wide range of API and non-API seamless OCTG products, including products that are used in challenging drilling and extraction conditions. The Company’s products are used in the major oilfields in China and are exported to oilfields in different parts of the world.

Safe Harbor Statement

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: Any statements set forth above that are not historical facts are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors include, but are not limited to, the Company’s ability to develop and market new products, the ability to access capital for expansion, changes from anticipated levels of sales, changes in national or regional economic and competitive conditions, changes in relationships with customers, changes in principal product profits and other factors detailed from time to time in the Company’s filings with the United States Securities and Exchange Commission and other regulatory authorities. The Company undertakes no obligation to update or revise to the public any forward-looking statements, whether as a result of new information, future events or otherwise. This press release was developed by WSP Holdings Limited, and is intended solely for informational purposes and is not to be construed as an offer or solicitation of an offer to buy or sell the Company’s stock. This press release is based upon information available to the public, as well as other information from sources which management believes to be reliable, but it is not guaranteed by WSP Holdings to be accurate, nor does WSP Holdings purport it to be complete. Opinions expressed herein are those of management as of the date of publication and are subject to change without notice.

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